SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

For the fiscal year ended December 31, 2002

Or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from _____________ to _____________

Commission file number 1-16091

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

M.A. HANNA COMPANY CAPITAL ACCUMULATION PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PolyOne Corporation
Suite 36-5000, 200 Public Square
Cleveland, Ohio 44114-2403

REQUIRED INFORMATION

The following financial statements and supplement schedules for the M.A. Hanna Company Capital Accumulation Plan are being filed herewith:

Financial Statements and Supplemental Schedules:

Page No.
(in this
Report)

Financial Statements

Independent Auditors’ Report	1

Audited Financial Statements

Statement of Net Assets Available for Benefits - December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits - For the Year ended December 31, 2002	3

Notes to Financial Statements - Years ended December 31, 2002 and 2001	4-10

Supplemental Schedules	11-12

The following exhibits are being filed herewith:

		Page No.
		(in this
	Exhibits	Report)

23.1 -	Consent of Ernst & Young LLP	13
99.1 -	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as signed by Thomas A. Waltermire, Chairman of the Board, President and Chief Executive Officer	14
99.2 -	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as signed by W. David Wilson, Vice President and Chief Financial Officer	15

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M.A. HANNA COMPANY
CAPITAL ACCUMULATION PLAN

Date: June 26, 2003	By:	PolyOne Corporation Committee for Employee Benefits Administration

	By:	/s/ W. David Wilson (Signature)
W. David Wilson
Vice President and Chief Financial Officer
PolyOne Corporation

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
M.A. Hanna Company Capital Accumulation Plan
December 31, 2002 and 2001 and Year ended December 31, 2002
with Report of Independent Auditors

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Capital Accumulation Plan
EX-23.1 Consent of Independent Auditors
EX-99.1 Certifications
EX-99.2 Certification

M.A. Hanna Company
Capital Accumulation Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2002 and 2001 and
Year ended December 31, 2002

Report of Independent Auditors

PolyOne Corporation
Committee for Employee Benefits Administration

We have audited the accompanying statements of net assets available for benefits of the M.A. Hanna Company Capital Accumulation Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the M.A. Hanna Company Capital Accumulation Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 21, 2003

M.A. Hanna Company
Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	December 31

	2002	2001

Assets
Investments, at fair value	$6,186,461	$8,127,223
Employer contributions receivable	364,370	400,457

Net assets available for benefits	$6,550,831	$8,527,680

See accompanying notes.

M.A. Hanna Company
Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Investment income:
Dividends	$126,054
Interest	37,194

163,248
Contributions:
Participant	499,619
Employer	814,196
Rollovers	13,419

1,327,234

Total additions	1,490,482
Deductions
Net depreciation in fair value of investments	2,568,302
Benefits paid directly to participants	894,079
Administrative expenses	4,950

Total deductions	3,467,331

Net decrease	(1,976,849)
Net assets available for benefits:
Beginning of year	8,527,680

End of year	$6,550,831

See accompanying notes.

M.A. Hanna Company
Capital Accumulation Plan

Notes to Financial Statements

December 31, 2002 and 2001 and
Year ended December 31, 2002

1. Summary Description of the Plan

The following summary description of the M.A. Hanna Company Capital Accumulation Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is administered by the PolyOne Corporation Committee for Employee Benefits Administration.

General

The Plan is sponsored by PolyOne Corporation (the Company and Plan Sponsor). The Company was formed by the consolidation of The Geon Company and M.A. Hanna Company on August 31, 2000.

The Plan is a defined contribution plan covering certain salaried employees of the former M.A. Hanna Company and employees of Southwest Chemical Services, Inc., a division of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility Requirements

Employees of the Company become eligible to participate in the Plan upon the completion of three months of continuous service. Employees of the Southwest Chemical Services division become eligible to participate in the Plan upon the completion of twelve months of continuous service.

Contributions

Eligible employees may elect to contribute a portion of their compensation not to exceed the lesser of 14% of such compensation or $11,000 for 2002. Additionally, participants may roll over distributions from other qualified pension or profit sharing plans.

M.A. Hanna Company
Capital Accumulation Plan

Notes to Financial Statements (continued)

1. Summary Description of the Plan (continued)

The Plan provides for a 100% Company matching contribution, on the first 7.5% of eligible employee compensation. One half of the employer match is automatically directed to the PolyOne Stock Fund. Company matching contributions are not permanently allocated to participant accounts until the end of the Plan year. Participants who have ceased employment during the year due to retirement, disability, death or a reduction in workforce will also be allocated the Company matching contribution. In addition the Company may make a discretionary retirement contribution to the Plan on behalf of the participants of the Plan on the last day of the year. The amount, if any, is determined by the Company, and is allocated to participants in direct proportion to their compensation. The discretionary retirement contribution was $364,370 for 2002 and $400,457 in 2001.

Employee contributions and the discretionary retirement contribution may be allocated by participants among the eligible investment options. Additionally, every two years at a date specified by the Plan agreement, the Company matching contribution initially invested in the PolyOne Stock Fund becomes unrestricted and participants may direct such amounts to other investment funds.

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) plan income and is charged with an allocation of administrative expense. Allocations are based on participant earnings or account balances as defined. Forfeited balances of terminated participant’s nonvested accounts are used to pay administrative expenses or reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested in their account balances, except for discretionary profit sharing contributions. Discretionary profit sharing contributions vest over a period of five years, beginning with 20% after one year of service and increasing 20% each year thereafter. A participant’s entire account balance becomes fully vested upon normal retirement (age 65), disability, death or a reduction in the workforce.

M.A. Hanna Company
Capital Accumulation Plan

Notes to Financial Statements (continued)

1. Summary Description of the Plan (continued)

Loans to Participants

Participants may borrow a maximum amount equal to the lesser of 50% of their vested account balance or $50,000 subject to certain Department of Labor and Internal Revenue Service requirements. The Plan provides that loan amounts must be a minimum of $1,000. Interest is charged to the borrower at the trustee’s prime rate plus 1%. Payments on loans are made through payroll deductions and must be repaid within five years (personal loans) or five to fifteen years (primary residence loans).

Plan Withdrawals and Distributions

Active participants may withdraw amounts from their accounts up to their entire vested balance once in any six-month period. Withdrawals are paid in a lump sum.

Plan distributions are made to participants or their designated beneficiary upon normal retirement (age 65), disability or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, Company matching, and discretionary profit sharing contributions. All nonvested portions will be forfeited immediately and may be used to pay administrative expenses and reduce future Company matching or discretionary contributions. Distributions are made in single lump sums, or in periodic payments.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.

Administrative Expenses

Administrative expenses of the Plan are generally paid through the forfeiture account. Participants are charged investment management fees, which are credited to participant accounts.

M.A. Hanna Company
Capital Accumulation Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Common/collective trust funds are stated at fair value, as determined by the trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on security transactions are determined using the average-cost method.

M.A. Hanna Company
Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

		December 31

		2002	2001

	American Century Strategic Allocation
	Moderate Fund	$1,124,864	$1,097,476
	American Century Ultra Fund	631,256	765,792
	American Century Equity Income Fund	345,773
	J.P. Morgan SmartIndex Collective Fund	1,284,317	1,603,737
	J.P. Morgan Prime Money Market Fund	587,334	614,142
	J.P. Morgan Institutional Bond Fund	348,678
*	PolyOne Corporation Common Stock	1,265,564	2,756,642
	Participant Loans	388,447
*	Nonparticipant-directed

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

Common stock	$(1,802,496)
Mutual funds	(382,115)
Common collective trust fund	(383,691)

$(2,568,302)

4. Nonparticipant-Directed Investments

The PolyOne Stock fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

M.A. Hanna Company
Capital Accumulation Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments (continued)

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31

	2002	2001

Net assets:
Assets:
Investments at fair value:
PolyOne Corporation Common Stock	$1,265,564	$2,756,642
Money market funds	12,286	4,244
Employer contributions receivable	56,182	58,103

	$1,334,032	$2,818,989

Year ended
December 31,
2002

Changes in net assets:
Additions:
Contributions:
Participant	$95,422
Employer	324,030
Interest and dividend income	72,597
Net transfers from participant-directed investments	6,534
Deductions:
Net depreciation in fair value of investment	1,802,496
Benefits paid directly to participants	180,764
Administrative expenses	280

Net decrease	$(1,484,957)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

M.A. Hanna Company
Capital Accumulation Plan

Notes to Financial Statements (continued)

6. Subsequent Event

Effective June 1, 2003, as approved by the Compensation and Governance Committee on January 27, 2003, the Plan and the O’Sullivan Corporation Retirement Savings Plan will be merged into the M.A. Hanna Company 401(k) and Retirement Plan (Hanna 401(k) Plan), and the Hanna 401(k) Plan will be renamed the PolyOne Retirement Savings Plan.

M.A. Hanna Company
Capital Accumulation Plan

EIN: 34-1730488	Plan Number: 011

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2002

	Identify of Issue, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost**	Value

*	PolyOne Corporation	Common stock: 322,848 shares	$1,665,599	$1,265,564

*	J.P. Morgan	Prime Money Market Fund		587,334
		Institutional Bond Fund		348,678
		SmartIndex Collective Fund		1,284,317

*	American Century	Equity Income Fund		345,773
		International Growth Fund		189,046
		Strategic Allocation Moderate Fund		1,124,864
		Ultra Fund		631,256

	Brokerage account	Various Investments		8,896

	UMB Bank	Scout Prime I Fund	12,286	12,286

*	Participant Loans	At interest rates ranging from 5.25% to 10.5%		388,447

				$6,186,461
*	Indicates party-in-interest to the Plan
**	Historical cost provided only for nonparticipant-directed investments.

M.A. Hanna Company
Capital Accumulation Plan

EIN: 34-1730488	Plan Number: 011

Schedule H, Line 4(j)—Schedule of Reportable Transactions

Year ended December 31, 2002

				Current Value
				of Asset on
	Purchase		Cost of	Transaction	Net Gain
Description of Assets	Price	Selling Price	Asset	Date	(Loss)

Category (iii)—Series of transactions in excess of 5% of plan assets

PolyOne Corporation Common Stock	$1,078,593		$1,078,593	$1,078,593
		$986,927	1,080,068	986,927	$(93,141)

UMB Scout Prime I Fund	1,092,854		1,092,854	1,092,854
		1,084,812	1,084,812	1,084,812	—

There were no category (i), (ii) or (iv) reportable transactions during 2002.